SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number 0-18760

                              Unilens Vision Inc.
                 (Translation of Registrant's Name Into English)

                             1910-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F |X|    Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated April 19, 2004.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            UNILENS VISION INC.
                                               (Registrant)

Date: April 19, 2004                        By /s/ Alfred W. Vitale
                                               ---------------------------------
                                               Name:  Alfred W. Vitale
                                               Title: President

# 1872537_v1

 Unilens Vision Inc. Common Stock Cleared For Quotation On OTC Bulletin Board

                         Stock Symbol Remains 'UVICF'

    LARGO, Fla., April 19 /PRNewswire-FirstCall/ -- Unilens Vision Inc.
(OTC Bulletin Board: UVICF) (TSX: UVI), which through its subsidiary, Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses, today announced that it has been notified by NASD that its common stock has received clearance for quotation on the OTC Bulletin Board.
    The Company's common stock begins trading today, April 19, 2004, on the OTC Bulletin Board under the symbol "UVICF". Unilens shares will also continue to trade on the TSX Venture Exchange in Canada under the symbol "UVI".
    "This is a very gratifying event for our Company," stated A. W. Vitale, Chief Executive Officer of Unilens Vision Inc. "We expect the OTC Bulletin Board listing to significantly improve the liquidity of our Common Shares. Furthermore, we continue to be extremely pleased with the performance of our core multifocal products, along with the strong royalty stream from the license of our key technologies."

    About Unilens Vision Inc.
    Established in 1989, Unilens Vision Inc. ("Unilens"), through its wholly owned subsidiary Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com.
    Unilens Vision Inc. is headquartered in Vancouver, Canada, and its operating headquarters is located in Largo, Florida. The Company's common stock is listed on the OTC Bulletin Board under the symbol UVICF as well as the TSX Venture Exchange under the symbol "UVI".
    The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SOURCE  Unilens Vision Inc.
    -0-                             04/19/2004
    /CONTACT: Michael Pecora, CFO, Unilens Corp., +1-727-544-2531/ /Web site: http://www.unilens.com/
    (UVI.V UVICF UVI.)

CO:  Unilens Vision Inc.; Unilens Corp., USA
ST:  Florida, Canada
IN:  HEA MTC OTC
SU: